FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                         For the month of November 2001

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X               Form 40-F
                                ---                       ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.)

                          Yes                  No   X
                               ---                 ---

Gemplus Reports Third Quarter 2001 Results

Revenue down 10% compared to Q2 2001: early indications of stabilizing GSM SIM card business, continued progress of Financial Services, strong performance of the Americas region.

Substantial improvements in operating expenses, accounts receivable DSO and inventory levels.

Encouraging mid-to-long term prospects strengthened by recent developments in both Telecommunications and Financial Services.


LUXEMBOURG, (November 6, 2001) -- Gemplus International S.A. (Euronext: Sicovam 5768 and NASDAQ:GEMP) today reported results for the third quarter ended September 30, 2001.

Revenue for the third quarter was 226 million Euros, which is down 27% from the same quarter a year ago, and down 10% compared to the second quarter 2001. Telecommunications declined 37% from year ago levels and accounted for 64% of group revenues. Network Systems grew 22% and accounted for 24% of group revenues. Excluding the SkiData business, which was divested during the quarter, Network Systems grew 44% over the third quarter of last year. Other revenue, which consists of Plastic Magnetic Striped Cards, Contactless Cards and TAG declined.

Operating loss was 55.3 million Euros, compared with an operating profit of 32 million Euros for the same quarter a year ago. Excluding the 18.1 million Euro charge for the Humetrix lawsuit, the operating loss was 37.2 million Euros.

Net income for the third quarter was 6.6 million Euros, or 0.01 Euro per fully diluted share. Net income includes a combined after tax capital gain of 58.4 million Euros from the divestitures of SkiData and the TAGs business as well as an 18.1 million Euro charge for the Humetrix lawsuit. Net loss for the quarter, excluding these exceptional items, was 29.7 million Euros, or a 0.05 Euro loss per diluted share.

According to the company, the third quarter results reflect three key themes: the unfavorable impact of the continuing weak SIM market, a substantial reduction in the level of operating expenses, and encouraging mid-to-long term prospects strengthened by recent developments in both its Telecommunications and Financial Services businesses.

"Early signs that the SIM card market may be stabilizing encourage us," said Antonio Perez, President and CEO. "This is an extremely important segment for Gemplus. We are also pleased with the continued progress of our Financial Services business, although we are watching the US economy very closely. Furthermore, the recent heightened interest in Security and National ID cards could be a major growth engine for us over the intermediate and longer term." He noted, however, "Business conditions in our specific markets and the added uncertainty in the world economic environment make it too difficult to provide meaningful guidance for the fourth quarter or for 2002."


Stabilizing GSM SIM card business, continued progress of Financial Services, strong performance of the Americas. The company noted that it is seeing early indications of stabilization in the GSM SIM market. The company also expects operator inventory levels to be in balance with end user demand at the end of the year. While this is unlikely to cause a dramatic increase in GSM SIM card orders this fourth quarter, this can be viewed as a positive development for 2002.

Regional growth rates were down across all geographies with the exception of the Americas region, where the 32% increase in revenue was fueled by progress in the Financial Services multi-application (MAP) card business.

Despite the delay of some shipments into the fourth quarter, as we anticipated in our September 27 announcement, the Financial Services multi-application card
(MAP) business still grew 44%. Although the weakening US economy could further impact growth rates, Gemplus continues to believe that it is gaining market share in the very important U.S. market.


Substantial improvement in operating expenses and asset performance.

The actions taken this year to improve financial competitiveness and enhance strategic corporate focus enabled the company to reduce operating expenses by 15% from the second quarter. This is the lowest level of expenses since Q3 of last year. Perez stressed, "In addition to the divestiture of the SkiData and TAG businesses, earlier this year, the continuing implementation of the restructuring program is well on its way to achieving our 40 million Euros in annual cost savings objective."

Furthermore, inventory levels declined 21% during the quarter, as shipments exceeded receipt of material and as a result of the SkiData divestiture. Accounts Receivable Days Sales Outstanding (DSO) also declined. The company finished the third quarter with a 503 million Euro cash balance. Perez noted, "A full-fledged competitive advantage in itself, our strong cash position provides enormous flexibility during challenging market environments such as these."


Encouraging mid-to-long term prospects strengthened by recent developments in both the Telecommunications and Financial Services. Perez cited plans by two major US mobile operators to offer GSM and GPRS service in the U.S. "These developments combined with recent indications that GPRS service will be available in several regions of the world by mid-2002 signal a potential return to much healthier SIM card sales growth rates next year. Furthermore, our MAP business continues to grow, particularly in the US." In closing, Perez stated, "With this as a backdrop, we have been able to reduce our level of operating expenses, improve our asset performance and enhance our strategic focus. These combined actions should help us speed our return to profitability as the market improves."




Conference Call

The company has scheduled a conference call for Tuesday, November 6, 2001 starting at: 8:00 am New York time 2 pm Paris time 1 pm London time.

Callers may participate in the live conference call by dialing:
Europe: +44 (0) 208 781 0563
North America: +1 (800) 966 6338

The live conference call will also be available on the Internet at www.companyboardroom.com

Replays of the conference call will be available approximately 2 hours after the conclusion of the live conference call for 2 weeks at: +44 (0) 208 288 4459 (Access Code: 699212).


Contacts:
Press
Gemplus
Severine Percetti
Tel +33 4 42 36 67 67
severine.percetti@gemplus.com

Edelman PR Worldwide
Stephen Benzikie
Tel +44 20 7344 1325
Stephen.Benzikie@edelman.com

Edelman PR Worldwide
Jodi Warner
Tel +1 650 429 2752
Jodi.Warner@edelman.com

Investor Relations
Gemplus
Michael Look
Tel: +1 650 654 2940
michael.look@gemplus.com

Fineo
Anne Guimard
Tel: +33 1 45 72 20 96
guimard@fineo.com

Some of the statements contained in this release or our conference call of November 6, 2001 constitute forward-looking statements within the meaning of
Section 27a of the Securities Act of 1933 and Section 21e of the Securities Exchange Act of 1934. The statements relate to the future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release or our conference call include, but are not limited to: trends in wireless communication and financial services markets and trends in the growth of mobile commerce, mobile banking and internet business; our ability to develop and market new chip card technologies to meet market demands and the effects of the adoption of competing technologies in our target markets, particularly in the telecommunications industry and expected intense competition generally in our main markets; profitability of our market expansion strategy; challenges to or loss of our intellectual property rights regarding chip card technologies; our ability to establish and maintain strategic relationships in our major businesses (i.e. with wireless network operators, financial service providers, internet business infrastructure providers and security technology developers); our ability to develop and take advantage of new software and services; the effect of future acquisitions and investments on our share price; the effect of industry wide chip shortages; defects in our products or errors in our services and our ability to attract and maintain qualified executives and personnel, particularly in our research and development division. You are cautioned not to place undue reliance on the forward-looking statements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results About Gemplus

GEMPLUS: the world's number one provider of solutions empowered by Smart Cards (Gartner Dataquest 2001). Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce and a wealth of other applications. Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus trades its shares on Euronext Paris S.A. First Market and on the Nasdaq Stock Market(R) as GEMP in the form of ADSs. Its revenue in 2000 was 1.205 billion Euros. It employs 7800 people in 37 countries throughout the world.

Gemplus: Your Passport to the Digital Age www.gemplus.com

                            Gemplus International SA

                      Press Release - Financial statements

                For the quarterly period ended September 30, 2001

Condensed Consolidated Statements of Income

                                                    (in thousands of euros, except share and per share data)
                                            --------------------------------------------------------------------------
                                                     Three month ended                     Nine month ended
                                                Sept 2001          Sept 2000          Sept 2001         Sept 2000
                                                        (unaudited)                           (unaudited)
                                            -------------------------------------------------------------------------

Net sales                                      226,105            311,505            771,987            818,272
Cost of sales                                 (173,582)          (193,181)          (526,877)          (517,639)

Gross Profit                                    52,523            118,324            245,110            300,633

Research and development expenses              (25,605)           (22,628)           (87,914)           (61,634)
Reversal of research credit allowances               -                  -                  -             12,486
Selling and marketing expenses                 (35,822)           (38,628)          (128,425)          (110,595)
General and administrative expenses            (28,271)           (24,806)           (80,834)           (60,814)
Humetrix litigation                            (18,120)                 -            (18,120)                 -

Operating income (loss) before
restructuring                                  (55,295)            32,262            (70,183)            80,076

Restructuring expenses                               -                  -            (28,466)                 -

Operating income (loss)                        (55,295)            32,262            (98,649)            80,076

Interest income and (expense), net               6,193              4,774             16,266              4,728

Other income (expense), net                     69,941             (4,499)            55,306                898

Income (loss) before taxes and goodwill
amortization                                    20,839             32,537            (27,077)            85,702

Provision for income taxes                      (7,661)            (9,564)             7,739            (21,199)
Income (loss) before goodwill amortization      13,178             22,973            (19,338)            64,503

Goodwill amortization                           (6,592)            (2,347)           (21,028)            (6,059)

----------------------------------------------------------------------------------------------------------------
Net income (loss)                                6,586             20,626            (40,366)            58,444
----------------------------------------------------------------------------------------------------------------

Net income (loss) per share
Basic                                                0.01               0.04              (0.06)              0.13
Diluted                                              0.01               0.03              (0.06)              0.12

Shares used in net income (loss)
per share calculation
Basic                                         642,922,022        525,918,125         641,146,203       456,271,072
Diluted                                       653,512,425        602,571,506         672,014,427       495,928,042


Condensed Consolidated Balance sheets

                                                  (in thousands of euros)
                                          --------------------------------------
                                          Sept 30, 2001       December 31, 2000
                                          --------------------------------------
                                          (unaudited)
Assets

Current assets
Cash and cash equivalents                     502,793               636,284
Trade accounts receivable, net                186,858               311,276
Inventory, net                                182,369               174,101
Other current assets                          124,948                97,377

Total current assets                          996,968             1,219,038

Non-current assets

Property, plant and equipment, net            279,398               249,916
Goodwill                                      121,648               155,809
Other non-current assets                      305,570               284,246
Total non-current assets                      706,616               689,971
-----------------------------------------------------------------------------
Total assets                                1,703,584             1,909,009
-----------------------------------------------------------------------------

Liabilities

Accounts payable                              135,674               261,047
Accrued liabilities and other                 165,952               156,610
Current portion of long-term debt                   -                 1,867
Current obligations under capital leases        3,709                 3,414

Current liabilities                           305,335               422,938

Long-term obligations under capital leases     27,771                31,885
Long-term debt, less current portion               13                 5,865
Other non-current liabilities                  31,529                46,013

Non-current liabilities                        59,313                83,763

Minority interest                              13,155                17,313

Shareholders' equity

Ordinary shares                               126,587               124,263
Paid in capital                             1,021,404             1,026,063
Retained earnings                             184,894               235,972
Other comprehensive income                       (487)                  376
Less, cost of treasury shares                  (6,617)               (1,679)

Total shareholders' equity                  1,325,781             1,384,995
-----------------------------------------------------------------------------
Total liabilities and shareholders' equity  1,703,584             1,909,009
-----------------------------------------------------------------------------

                     Business Segment & Geography Reporting
                               September 30, 2001
         ---------------------------------------------------------------

Business segment reporting

Third Quarter 2001 Compared with Third Quarter 2000

Revenues                                   Three months ended
                                       September 30,
                                 --------------------------         --------
                                   2001               2000          % change
                                 -------             ------         --------
                                    (millions of euros)
Telecommunications........        145.0               230.1           (37%)
Network systems...........         54.1                44.4            22%
   Including Skidata(*)...          9.4                13.4           (30%)
Other.....................         27.0                37.0           (27%)
   Including Tag(*).......          0.6                 1.8           (66%)
                                  -----               -----           -----
Total.....................        226.1               311.5           (27%)
                                  =====               =====           =====

--------------------------------------------------------------------------------


Gross Margin                         Three months ended
                                       September 30,
                                 --------------------------         --------
                                   2001               2000          % change
                                 -------             ------         --------
                                    (millions of euros)
Telecommunications........         37.7               100.9           (63%)
Network systems...........         12.4                13.1            (5%)
   Including Skidata(*)...          3.6                 4.4           (18%)
Other.....................          2.4                 4.3           (44%)
   Including Tag(*).......         (0.7)                0.4          (275%)
                                   ----              -----            -----
Total.....................         52.5               118.3            56%)
                                   ====               =====           =====

--------------------------------------------------------------------------------

Nine Months 2001 Compared with Nine Months 2000

Revenues                             Nine months ended
                                       September 30,
                                 --------------------------         --------
                                   2001               2000          % change
                                 -------             ------         --------
                                    (millions of euros)
Telecommunications........        525.0               609.4           (14%)
Network systems...........        161.7               114.5            41%
   Including Skidata(*)...         40.6                43.5            (7%)
Other.....................         85.3                94.3           (10%)
   Including Tag(*).......          3.7                 5.3           (30%)
                                  -----               -----           -----
Total.....................        772.0               818.3            (6%)
                                  =====               =====           =====

--------------------------------------------------------------------------------

Revenues                             Nine months ended
                                       September 30,
                                 --------------------------         --------
                                   2001               2000          % change
                                 -------             ------         --------
                                    (millions of euros)
Telecommunications........        188.7               255.7            (26%)
Network systems...........         48.9                36.8            (33%)
   Including Skidata(*)...         16.6                16.9             (2%)
Other.....................          7.5                 8.1             (7%)
   Including Tag(*).......         (0.6)                0.8           (175%)
                                  -----               -----            -----
Total.....................        245.1               300.6            (18%)
                                  =====               =====            =====

--------------------------------------------------------------------------------

         (*) including Skidata activities up to August 23, 2001 and Tag activities up to July 31, 2001.

Geographic reporting

Third Quarter 2001 Compared with Third Quarter 2000

Revenues                                   Three months ended
                                       September 30,
                                 --------------------------         --------
                                   2001               2000          % change
                                 -------             ------         --------
                                    (millions of euros)
Europe, Middle East
and Africa................        112.8               177.8            (37%)
Asia......................         52.4                87.7            (40%)
Americas..................         60.9                46.0             32%
                                  -----               -----            -----
Total.....................        226.1               311.5            (27%)
                                  =====               =====            =====

--------------------------------------------------------------------------------


Nine Months 2001 Compared with Nine Months 2000

Revenues                             Nine months ended
                                       September 30,
                                 --------------------------         --------
                                   2001               2000          % change
                                 -------             ------         --------
                                    (millions of euros)
Europe, Middle East
and Africa................        392.3               474.3            (17%)
Asia......................        224.3               225.2              0%
Americas..................        155.4               118.8             31%
                                  -----               -----            -----
Total.....................        772.0               818.3             (6%)
                                  =====               =====            =====

--------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   GEMPLUS INTERNATIONAL S.A.

Date:  November 7, 2001

                                   By:  /s/ Stephen Juge
                                        ----------------------------------------
                                        Name:  Stephen Juge
                                        Title: Executive Vice President
                                               and General Counsel